Exhibit 99.1

Canadian Solar Announces the Sale of Two Utility Scale Solar Power Plants
to a Fund Managed by BlackRock

GUELPH, Ontario and TORONTO, October 3, 2013  — Canadian Solar Inc. (NASDAQ: CSIQ) (the “Company”, or “Canadian Solar”), one of the world’s largest solar power companies, today announced that its subsidiary, Canadian Solar Solutions Inc., entered into an agreement with a fund managed by BlackRock (“BlackRock”), whereby BlackRock acquired from Canadian Solar two utility-scale solar power plants totaling 20MW (AC) on September 30th, 2013 at a valuation comparable to other recent project sales completed by Canadian Solar on a per megawatt basis in the Ontario market.

Under the agreement, the two utility-scale solar power plants purchased by BlackRock are located in Demorestville and Odessa, Ontario, Canada. Construction started in the first quarter and third quarter of 2013, with commercial operation expected in the fourth quarter of 2013 and the second quarter of 2014, respectively. Canadian Solar is providing turnkey engineering, procurement and construction (“EPC”) services to complete the projects and will provide operations and maintenance (“O&M”) services after completion.

“We are proud to partner with BlackRock, a globally renowned institution, on these showcase utility-scale solar power plants,” commented Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar Inc. “This transaction with one of the leading global infrastructure investors underscores the quality of our solar power project pipeline, and further demonstrates the momentum we continue to gain in our business strategy. Our team has worked tirelessly over the past few years to build out our pipeline in key low risk markets worldwide, including Canada, the U.S., and Japan, as well as in fast growing emerging markets such as China. We believe that this transaction demonstrates that we are well positioned with a global brand, a track record of success delivering bankable solar power solutions, as well as strong partner relationships to continue to execute on our vision of establishing Canadian Solar as a leading provider of solar power total solutions on a global basis.”

Jim Barry, Managing Director at BlackRock, commented: “We are pleased to have invested in the Canadian solar energy sector and in particular the projects in Demorestville and Odessa. We look forward to developing our relationship with such a high quality asset developer as Canadian Solar.”

The two utility-scale solar power plants are expected to include approximately 95,890 Canadian Solar CS6X modules, which are manufactured with uncompromised quality, durability, performance and value. In addition, the power plants will power approximately 3,340 homes, and will provide emissions free energy to Ontarians over their 20-year operational period covered under the Ontario Power Authority contracts.

Canadian Solar modules are covered by a 10-year warranty on materials and workmanship, along with a 25-year linear power output performance guarantee. In addition, Canadian Solar’s product and performance warranty are backed by a third-party insurance policy that is underwritten by investment grade insurance companies, ensuring a safe investment for developers, investors and project owners.

About Canadian Solar Inc. (NASDAQ: CSIQ)

Founded in 2001 in Canada, Canadian Solar Inc. (NASDAQ: CSIQ) is one of the world’s largest and foremost solar power companies. As a leading vertically integrated provider of solar modules, specialized solar products and solar power plants with operations in North America, South America, Europe, Africa, the Middle East, Australia and Asia, Canadian Solar has delivered more than 5GW of premium quality solar modules to customers in over 70 countries. Canadian Solar is committed to improve the environment and dedicated to provide advanced solar energy products, solutions and services to enable sustainable development around the world. For more information, please visit www.canadiansolar.com.

About BlackRock Inc.

BlackRock is a leader in investment management, risk management and advisory services for institutional and retail clients worldwide. At June 30, 2013, BlackRock’s AUM was $3.857 trillion. BlackRock helps clients meet their goals and overcome challenges with a range of products that include separate accounts, mutual funds, iShares® (exchange-traded funds), and other pooled investment vehicles. BlackRock also offers risk management, advisory and enterprise investment system services to a broad base of institutional investors through BlackRock Solutions®. Headquartered in New York City, as of June 30, 2013, the firm has approximately 10,700 employees in 30 countries and a major presence in key global markets, including North and South America, Europe, Asia, Australia and the Middle East and Africa. For additional information, please visit the Company’s website at www.blackrock.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including but not limited to statements regarding the expected start of construction, date of completion milestone payment terms, period of service, power production and environmental impact are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand in our project markets, including Canada and the Province of Ontario;  changes in customer order patterns; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; utility-scale project approval process; delays in utility-scale project construction; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 26, 2013. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.